Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL

OF MAY 4, 2020

DATE, TIME AND PLACE: On May 4, 2020 at 8:00 a.m. at Praça Alfredo Egydio de Souza

Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council.

RESOLUTION UNANIMOUSLY MADE:

Following an examination of the Company’s financial statements for the period from January to

March 2020, the Councilors resolved to draw up the following opinion:

“After examining the Company’s financial statements for the period from January to

March 2020 and verifying the accuracy of all the elements examined, taking into consideration the unqualified report of PricewaterhouseCoopers

AuditoresIndependentes, the opinion of the effective members of the Fiscal Council of

ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities conducted by the Company in the period”.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), May 4, 2020. (undersigned) José Caruso Cruz Henriques –

Chairman; Alkimar Ribeiro de Moura and Eduardo Azevedo do Valle – Councilors.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations